Filed by Carbon Revolution Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution Limited Geelong Technology Precinct 75 Pigdons Road Waurn Ponds, 3216 Australia ABN: 96 128 274 653

Carbon Revolution (ASX code: CBR)
US$60M New Debt Program

Geelong, Australia, 24 May 2023: Geelong-based advanced manufacturer Carbon Revolution Limited (the “Company”) (ASX:CBR), whose lightweight carbon fibre wheels are used on some of the world’s best and most-sought after cars, is pleased to announce the establishment of a new US$60 million debt program (the “New Debt Program”) arranged by PIUS Limited, LLC, a Gallagher Company (“PIUS”). Net of fees, transaction costs and repayment of the Company’s key lenders, the New Debt Program is expected to contribute net new funding for further Mega-line automation and capacity expansion, general corporate and other working capital purposes of up to US$37.0 million.

Under the program, the Group has issued notes to U.S. qualified institutional buyers, secured by the Company’s assets, including its intellectual property. This funding ensures the group remains funded through to, and beyond, the anticipated completion of the proposed merger with Twin Ridge Capital Acquisition Corp. (“Merger”)1 which is expected to occur in August 2023.

“Working with PIUS and our merger partners at Twin Ridge Acquisition Corp. has enabled us to access a specialised form of non-dilutive financing that leverages the strong base of intellectual property that we have developed through extensive research and development, and technology commercialisation, over the past fifteen years,” said Jake Dingle, CEO and Managing Director of the Company.

Effect on the Company’s cash position

The total amount borrowed under the New Debt Program is US$60 million. Of this:

•
US$13.1 million in costs (comprising approximately US$8.8 million for the premium on the insurance for the program (described further below) plus various fees and transactional costs relating to the New Debt Program) was deducted from the proceeds;

•	US$9.9 million[2] was used to repay the amounts owed by the Company to previous key lenders (including Export Finance Australia and Timelio); and

1 For more information on the Merger, please see the Company’s announcement on ASX on 30 November 2022 titled ‘Signing of merger agreement documents’ (“Merger Announcement”).
2 Converted at a USD:AUD exchange rate of 0.6661:1 as at 23 May 2023.

•
US$15.5 million was deposited into certain reserve funds of which US$5.7m will be released once certain insurance conditions are met, which we expect to occur within 30 days. US$5m is scheduled to be released after 6 months if not required for covenant cures in that period, US$0.3m will be used for initial interest payment and the balance of US$4.4m is held as a payment reserve.

This results in net new funding for general corporate and other working capital purposes of up to US$37.0 million. The Company will also utilise the funds to pay creditors who have assisted the Company with its liquidity initiatives.

Detailed information on the terms of the New Debt Program

The key terms of the New Debt Program are summarised in the table below.

Terms	Summary
Term & Maturity	4 year term, concluding on 1 May 2027.
Interest	Interest is payable at a rate of 8.5% per annum.
Repayment	The New Debt Program has an interest only period of 18 months and thereafter monthly principal payments of US$2 million along with interest to be paid over a 30 month period.
Security and guarantees
The New Debt Program is secured against the current and future tangible and intangible assets of the Australian members of the Carbon Revolution group. There are minimal other assets in the Carbon Revolution group outside of the Australian members.

Insurance
The obligations to repay the amounts owed under the program are backed by an insurance policy with a premium of $US8.8 million for the entire term which was deducted from the proceeds of the loan as part of closing.

Minimum Qualified Equity Raise
The Group or MergeCo (following implementation of the Merger) is required to raise at least an additional US$60 million in equity or unsecured subordinated financing on or prior to 31 December 2023 (“Qualified Capital Raise”). If MergeCo raises:
•      below US$45m in Qualified Capital Raise (including zero Qualified Capital Raise), an additional 10% premium will be added to the total principal repayments payable over the life of the loan; or
•      between US$45m and US$60m in Qualified Capital Raise, an additional 5% premium will be added to the total principal repayments payable over the life of the loan.
The Group, in conjunction with its Merger partners, is progressing options to undertake a Qualified Capital Raise, albeit they are at an early stage. Any funds raised under the committed equity facility with Yorkville[3] do not constitute a Qualified Capital Raise.

3 For further information in relation to the committed equity facility with Yorkville, see the Merger Announcement.

Acceleration and events of default
Payment of the principal and interest owed under the notes may be accelerated on an event of default. In addition to acceleration of the amounts owing under the notes, an event of default will enable enforcement of the security provided in connection with the New Debt Program.
A range of events of default are provided for under the documents for the New Debt Program which are customary for debt programs of this nature.
In particular, failure to complete the Merger by 31 August 2023 constitutes an event of default, with a 60-day default cure period for Carbon Revolution to complete the Merger, at which point (if the Merger has not completed), the Carbon Revolution group must at the option of Pius also pay a fee to PIUS equal to 7% of the amount borrowed under the New Debt Program, plus additional interest.

Other
Carbon Revolution has agreed to certain positive and negative covenants, governance rights and representations and warranties in connection with the New Debt Program which are customary for debt programs of this nature.

- ENDS -

Approved for release by the Board of Directors of Carbon Revolution Limited.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialised and industrialised the advanced manufacture of carbon fibre wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing high-performing wheels for some of the fastest street cars and most prestigious brands in the world. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

ABOUT PIUS

PIUS Limited, LLC, a Gallagher company, is a managing general underwriter with extensive expertise in evaluating IP and high-growth technology-driven companies. It offers a proprietary insurance product for growing technology companies, which utilizes a company’s intellectual property (IP) as collateral. By insuring the loan based on its evaluation of a company’s IP, PIUS helps facilitate greater loan amounts at better rates, while transferring the risk from the lender to the insurer. Through PIUS’ CLip Notes program, PIUS provides the insurance, brings the capital source via institutional investors, and monitors the transaction, providing a complete solution.

For more information, visit https://piusre.com.

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution Limited (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on the Nasdaq in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) and Amendment No. 1 thereto, including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. The Registration Statement, as amended, is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement, as amended, is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, as amended, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.